

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2017

Thomas Brooks
Chief Executive Officer
Right of Reply Ltd
30, Percy Street
London W1T2DB

> **Re: Right of Reply Ltd**
> **Registration Statement on Form S-1**
> **Filed November 1, 2017**
> **File No. 333-221276**

Dear Mr. Brooks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 1, 2017

Cover Page

1.   We note that there is no minimum amount of common stock that must be sold by the company. Please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

- Has not received enough proceeds from the offering to begin operations; and
- Has no market for its shares.

The Company
Business Overview, page 3

2.   Please tell us the basis for your belief that your company is "the only service available which is a patented methodology to effectively safeguard an individual's personal rights."

Risk Factors, page 15

3.   Please discuss the risk that, because the officers and directors reside outside the United States, investors may have limited legal recourse against them, including difficulties in enforcing judgments made against them by U.S. courts.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern..., page 15

4.   Please clarify your current liquidity position. Clarify whether you will have to raise a certain amount in this offering to continue operations beyond December 31, 2017.

Management's Discussion and Analysis of Financial Condition
Overview, page 26

5.   Update your financial information for the quarter ended September 30, 2017.

6.   Please delete all specific reference to the safe-harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995. Under Section 27A(a)(1) of the 1933 Securities Act, that safe harbor applies only to statements made by an issuer that, at the time of the statement, is a reporting company.

7.   The first line in your milestones chart on page 27 appears to refer to a concurrent private placement in the UK and Switzerland. If so, please discuss this elsewhere in the prospectus. Otherwise, please revise to clarify. Also please clarify why on the same line under "Challenges" it refers only to raising a total of $2 million rather than $2.5 million as in the left column.

8.   Expand your disclosure to indicate when you expect sales of your product over your website and through third party vendors.

Directors and Executive Officers, page 30

9.   We note that Thomas Elliot Brooks is listed as the CEO and Chairman of Pay My Time, Ltd, which appears to be another start-up company. Please discuss any potential conflicts of interest faced by Mr. Brooks.

10.   Please revise to clarify what business activities Amit Pau has been engaged in during the last five years.

Exhibits

11.   Your legality opinion references shares being sold by selling shareholders. Please advise.

General

12.   Please provide updated interim financial statements for the quarterly period ending September 30, 2017. We refer you to the financial statement updating guidance in Rule 8-08 of Regulation S-X.

13.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376), Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

                                                    Division of Corporation Finance
                                                    Office of Telecommunications

cc: Robert L.B. Diener